

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2011

Via E-mail
Wayne A. Doss
President
Innocent, Inc.
2000 NE 22nd Street
Wilton Manors, FL  33305

> **Re:    Innocent, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2010**
> **Filed November 26, 2010**
> **Form 10-Q for the Quarterly Period Ended November 30, 2010**
> **Filed January 14, 2011**
> **File No. 333-150061**

Dear Mr. Doss:

We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2010

Cover Page

1.  Please state the aggregate market value of the voting and non-voting common equity held by non-affiliates as of the last business day of your most recently completed second quarter.

Item 1.  Business, page 5

2.  Please clarify whether you retained any interest in the Maria Olivia concessions and Miranda PLSA or the Murciealagos Vizcaya and Lilly Rai mining concessions following

the cancellation of your agreements with Global Finishing, Inc. and Global Finishing Ecuador SA. If you did not retain any interest in either of these mines, please state this prominently in your filing.

3. Please revise your disclosure to include the information required by Item 101(h)(4) of Regulation S-K. For example, clarify whether you intend to engage in mineral or oil and gas extraction activities, or both. For each industry that you intend to operate in, describe the principal products or services you intend to provide and the market for such products and/or services. Also describe the methods by which you plan to distribute your products, the competitive conditions in each industry in which you plan to compete and the method by which you will compete. Describe the need for governmental approval (both foreign and domestic) for the acquisition of any property interests you may hold and describe the effect of probable or existing governmental regulations on your business and the cost of compliance with each of these activities. Please note these are examples only and you should comply with Item 101(h)(4) of Regulation S-K in its entirety.

4. We note your disclosure in the fourth paragraph on page six that you "acquired from Sedunda Oportunidad, LLC, the 100% working interest in an Oil and Gas Leasehold Estate including the effective net revenues flowing therefrom." Please provide the basis of your statement that "[t]he effective net revenue yield is 82%" and file the agreement as a material contract. See Item 601(b)(10)(ii)(D) of Regulation S-K.

Item 2. Properties, page 9

5. Please state the address of your principal place of business.

Part II, page 9

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer purchases of Equity Securities, page 9

6. We note that your common stock was listed on the OTCBB on June 3, 2008 and that you provided high and low bid information for the fiscal period from September 2010 to December 2010. Please provide the high and low bid information for each quarterly period during your two most recent fiscal years. Also state whether the quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions. See Item 201(a)(iii) of Regulation S-K.

Recent Sales of Unregistered Securities, page 10

7. We note your disclosure in Note 3 – Stockholders' Equity on page F-11 that you issued 3,000,000 shares for services during the year ended August 31, 2010. Please disclose this transaction in this section of your filing and explain how you valued the shares issued for services.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Results of Operations, page 11

Operating Costs and Expenses, page 12

8.  We note that general and administrative and bad debt expenses are listed as $95,453 for 2010, $4,456 for 2009 and $88,344 for the period from Inception through August 31, 2010.  Please explain to us how the expenses for the period from Inception to August 31, 2010 are less than those incurred in your 2010 fiscal year.

Going Concern, page 14

9.  We note that your auditor has expressed a going concern opinion.  Please disclose your plan to raise additional capital, including any anticipated sources of capital and the amount of capital necessary to sustain operations.  Note that any registrant that has identified a material liquidity deficiency must disclose the course of action the registrant will take to remedy the deficiency.  See Item 303(a)(1) of Regulation S-K.  This comment also applies to future filings of your periodic reports, as applicable.

Item 9A. Controls and Procedures, page 16

10. Please clarify whether you have performed an evaluation of your disclosure controls and procedures as of the end of the period covered by this report.  In this regard, we note the first sentence of this section which states that "[you] evaluated the effectiveness of [your] disclosure controls and procedures as of the end of the 2009 fiscal year."

11. It does not appear that your management has performed its assessment of internal control over financial reporting as of August 31, 2010. If your management has not yet performed its assessment, we ask that you complete your evaluation.  Please amend your filing as soon as possible to provide the required management's report on internal control over financial reporting. Please refer to Item 308 of Regulation S-K.  In performing your evaluation, you may find the following documents helpful:

- Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934. You can find this release at <http://sec.gov/rules/interp/2007/33-8810.pdf>; and

- the "Sarbanes-Oxley Section 404   A Guide for Small Business" brochure at: <http://www.sec.gov/info/smallbus/404guide.shtml>.

12. We note your statement that controls and procedures, "no matter how well conceived and operated, can provide only reasonable, but not absolute, assurance that the objectives of a

control system are met...." Also, we note your statement that your "chief executive officer and principal accounting officer have concluded that… [y]our disclosure controls and procedures are effective providing reasonable assurance. . . ." Please revise your disclosure to clearly state, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures and the "subject to the limitations noted above" language. See Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

13. We note your disclosure that disclosure controls and procedures and other procedures that are designed "[t]o ensure that information that we are required to be disclosed in the reports we file pursuant to the Securities Exchange Act of 1934 is recorded, processed, summarized and reported." If you choose to include the definition of disclosure controls and procedures, please include the entire definition. Please revise. See Exchange Act Rule 13a-15(e).

Item 10. Directors and Executive Officers, page 17

14. Please identify the period(s) during which Messrs. Doss and Mueller have been employed by your company. See Item 401(a) of Regulation S-K. Also provide the business experience of Messrs. Doss and Mueller during the past five years, including each person's occupation and employment during the past five years, the name of each employer and the principal line of business of any employer during the previous five years. See Item 401(e) of Regulation S-K.

Code of Ethics, page 17

15. Please revise your disclosure to explain why you have not yet adopted a code of ethics applicable to your principal executive officer and principal financial officer. See Item 406 of Regulation S-K.

Item 11. Executive Compensation, page 18

16. We note your disclosure in this section that you paid $11,700 to Mr. Doss in 2010. However, we also note your disclosure in Note 5 – Related Party Transactions on page F-12 that "[t]he President of the Company provides management services to the company" and that "during the years ended August 31, 2010 and 2009, management services of $3,000 were charged to operations." Please revise your disclosure to clarify this inconsistency and to provide the compensation information for Messrs. Doss and Mueller for each of the last two fiscal years. See Item 402(n) of Regulation S-K. In this regard, we note your disclosure in Note 5 – Related Party Transactions that a director of your

company provides consulting services to the company.  Also state whether Messrs. Doss and Mueller provide services to the company pursuant to an agreement with the company and briefly describe the terms of the agreement.  If this agreement is written, please file it as an exhibit.

Item 13.  Certain Relationships and Related Transactions, page 19

17. We note your statements on page F-12 that "a director of the Company provides consulting services to the Company" and "[d]uring the period from inception to August 31, 2010, directors of the Company provided $339,450 of loans to the Company."  Please disclose the terms of these transactions.  See Item 404 of Regulation S-K.

Financial Statements

Statements of Operations, page F-3

18. We note that general and administrative and bad debt expenses are listed as $95,453 for 2010, $4,456 for 2009 and $34,996 for the period from Inception through August 31, 2010.  Please explain to us how the expenses for the period from inception to August 31, 2010 are less than those incurred in your 2010 fiscal year.  Similarly, please explain how total operating expenses from Inception through August 31, 2010 are less than total operating expenses incurred in your 2010 and 2009 fiscal year.

Statements of Cash Flows, page F-5

19. We note your disclosure that on September 19, 2009 convertible notes in the amount of $10,000 were converted to 10,000,000 shares of common stock.  Your cash flow statements indicate proceeds of $57,396 for the year ended August 31, 2010 and a note payable balance of $57,396.  Further, there was no notes payable at August 31, 2009 outstanding. Please explain to us why there was no reduction in the note payable balance for the conversion or if the note payable issued was for other than cash and revise your disclosure accordingly.

Signatures

20. Please sign the report on behalf of the company in addition to the capacity indicated on your signature page.  Also ensure that your amended filing is signed by both of your directors.  In this regard, we note you have two directors, but that only one has signed the filing.  This report must be signed by the registrant and on behalf of the registrant by at least a majority of the registrant's directors.  See General Instruction D of Form 10-K.

Exhibit 31.1 and 32.1

21. Please delete the title of the officer from the first sentence of each certification. The wording in each certification should be in the exact format provided by Item 601(b)(31) of Regulation S-K. In future filings please make these corrections.

22. Please revise to include the individual's title at the end of each certification. In this regard both your principal executive officer and principal financial officer must provide a certification. As such, please revise to indicate, if true, that Mr. Doss is also the principal financial officer. If a different individual holds the position of principal financial officer, please file separate certifications for that individual.

Form 10-Q for the Quarterly Period Ended November 30, 2010

Statements of Cash Flows, page 5

23. Explain to us why you reflected the common stock issued for gold mine obligation and for conversion of notes of $500,000 and $10,000, respectively, as cash provided by financing activities for the three months period ended November 30, 2009. It appears they are non cash activities, which should be disclosed separately.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters.  Please contact Lisa Kohl at (202) 551-3252 or Brigitte Lippmann at (202) 551-3713 if you have questions regarding any other comments.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief